RO 9/9

11022226

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-37927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECU Brokerage Services, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3101 Wake Forest Road
(No. and Street)

Raleigh (City) North Carolina (State) 27609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Lord 919-839-5084
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson, LLP
(Name – *if individual, state last, first, middle name*)

3200 Beechleaf Ct., Suite 900 (Address) Raleigh (City) NC (State) 27604 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Lord, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECU Brokerage Services, Inc., as of June 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael J. Lord
Signature

CFO
Title

8/25/11

Eleanor R. Closs
Notary Public

ELEANOR R. CLOSS NOTARY PUBLIC WAKE COUNTY, NC

My Commission Expires: 7/25/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECU Brokerage Services, Inc.

Report Pursuant to Rule 17a-5(d)

Financial Statements

For the Years Ended June 30, 2011 and June 30, 2010

Financial Statements

SECU Brokerage Services, Inc.

June 30, 2011 and 2010

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

To the Board of Directors
SECU Brokerage Services, Inc.
Raleigh, North Carolina

We have audited the statements of financial condition of SECU Brokerage Services, Inc. as of June 30, 2011 and 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SECU Brokerage Services, Inc. as of June 30, 2011 and 2010, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Raleigh, North Carolina
August 25, 2011

Member of HLB International

SECU Brokerage Services, Inc.
Statements of Financial Condition
June 30, 2011 and 2010

	2011	2010
Current Assets		
Cash and cash equivalents	$ 796,557	$ 784,815
Deposit with clearing organization	100,826	107,380
Receivable – other	114	32
Prepaid expenses	5,556	13,829
Total Current Assets	$ 903,053	$ 906,056

Liabilities and Stockholder's Equity

	2011	2010
Current Liabilities		
Accounts payable and accrued expenses	$ 11,303	$ 14,166
Total Current Liabilities	11,303	14,166
Stockholder's Equity		
Common stock, $100 par value, 100,000 shares authorized, 1,000 shares issued and outstanding	100,000	100,000
Additional paid-in capital	840,000	840,000
Accumulated deficit	(48,250)	(48,110)
Total Stockholder's Equity	891,750	891,890
Total Current Liabilities and Stockholder's Equity	$ 903,053	$ 906,056

The accompanying notes are an integral part of these financial statements.

SECU Brokerage Services, Inc.
Statements of Operations
Years Ended June 30, 2011 and June 30, 2010

	2011	2010
Revenues		
Service fee income	$ 180,000	$ 78,000
Interest income	3,979	6,811
Other income	14,066	13,558
Total Revenues	198,045	98,369
Expenses		
Account transaction fees	32,852	19,956
Account custodial fees	20,652	14,010
Regulatory and examination expenses	81,113	19,635
Professional fees	14,640	8,400
Liability insurance expense	19,317	21,850
Online system maintenance fees	22,848	13,163
Franchise tax expense	1,360	1,557
Other expenses	5,403	2,195
Total Expenses	198,185	100,766
Net Loss	$ (140)	$ (2,397)

The accompanying notes are an integral part of these financial statements

SECU Brokerage Services, Inc.
Statements of Changes in Stockholder's Equity
Years Ended June 30, 2011 and June 30, 2010

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at June 30, 2009	$ 100,000	$ 840,000	$ (45,713)	$ 894,287
Net loss	-0-	-0-	(2,397)	(2,397)
Balance at June 30, 2010	$ 100,000	$ 840,000	$ (48,110)	$ 891,890
Net loss	-0-	-0-	(140)	(140)
Balance at June 30, 2011	$ 100,000	$ 840,000	$ (48,250)	$ 891,750

The accompanying notes are an integral part of these financial statements.

SECU Brokerage Services, Inc.
Statements of Cash Flows
Years Ended June 30, 2011 and June 30, 2010

	2011	2010
Cash flows from operating activities:		
Net loss	$ (140)	$ (2,397)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease (increase) in assets:		
Deposit with clearing organization	6,554	(8,005)
Receivable – other	(82)	120
Prepaid expenses	8,273	6,612
Decrease in liabilities:		
Accounts payable and accrued expenses	(2,863)	(272)
Total adjustments	11,882	(1,545)
Net cash and cash equivalents provided by (used in) operating activities	11,742	(3,942)
Net increase (decrease) in cash and cash equivalents	11,742	(3,942)
Cash and cash equivalents beginning of year	784,815	788,757
Cash and cash equivalents end of year	$ 796,557	$ 784,815

The accompanying notes are an integral part of these financial statements

NOTE 1: ORGANIZATION & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

SECU Brokerage Services, Inc. (Company) is incorporated in the State of North Carolina as a broker/dealer under the Securities and Exchange Act of 1934. The Company is a wholly-owned subsidiary of Credit Union Investment Services, Inc. (Parent). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). Credit Union Investment Services, Inc. is a wholly-owned subsidiary of State Employees' Credit Union, a non-profit, member owned financial cooperative. State Employees' Credit Union is a state chartered, federally insured financial cooperative which was formed in 1937 and serves over 1.6 million members in North Carolina.

The Company operates as an introducing retail broker/dealer on a fully disclosed basis. The Company does not hold customer funds or securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at acquisition, including money market accounts, to be cash equivalents.

Securities transactions are recorded on a trade date basis. Marketable securities owned by the Company are accounted for at fair value based on current published market prices.

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of the current tax and/or benefit calculated is either remitted to or received from the Parent.

The Company accounts for deferred income taxes using the asset and liability method. Under this method, deferred income taxes are recognized, with certain exceptions, for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. The effects of changes in tax laws or rates on deferred tax assets and liabilities are recognized in the period that includes the enactment date.

The Company records servicing fees when the services are provided and earned based on contractual terms, when amounts are determined and collectibility is reasonably assured. Other types of income are recognized in the period received.

The Company is organized as a C corporation in the State of North Carolina and is subject to a franchise tax for the privilege of doing business in this state. The franchise tax rate is $1.50 per $1,000.00 of capital stock, surplus and undivided profits. The minimum franchise tax is $35.00. For the years ended June 30, 2011 and 2010, the Company's franchise tax expenses were $1,360 and $1,557, respectively.

NOTE 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has deposited cash with Pershing, LLC, a BNY Mellon subsidiary, as security for its transactions with them. Interest is paid monthly on the cash balances at the overnight repurchase agreement rate. The balances at June 30, 2011 and 2010 consist of cash and cash equivalents totaling $100,826 and $107,380, respectively.

NOTE 3: RELATED PARTY TRANSACTIONS

Credit Union Investment Services, Inc (Parent) is the holding company for the Company. The Company provides brokerage services to the members of State Employees' Credit Union (SECU), which owns a 100% equity interest in the Parent.

The Company has entered into an expense sharing agreement with State Employees' Credit Union (SECU). Certain costs of operation, including office space and salary expenses, are provided to the Company by SECU at no charge. Any expenses not identified in the agreement may be paid by SECU or passed on to the Company. At both June 30, 2011 and 2010, the Company owed SECU $0 for expenses paid on its behalf. At both June 30, 2011 and 2010 the Company was owed $0 by both the Parent and SECU.

NOTE 4: PREPAID EXPENSES

The Company has included prepaid insurance and registration fees in prepaid expenses. The balances are amortized over the term of the policy or registration fee.

NOTE 5: INCOME TAX

Deferred tax assets at June 30, 2011 and 2010 consisted of the following:

	2011	2010
Benefit of net operating loss carryforward for income tax purposes	$ 18,200	$ 18,100
Allowance for realization of benefit	(18,200)	(18,100)
Deferred tax asset recognized	$ -0-	$ -0-

Management considers whether it is more likely than not that all or some portion of the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is based on consideration of available evidence, including tax planning strategies and other factors. Because the Company and its related parent are new enterprises with no demonstrated history of earnings, management has established an allowance for the entire amount of the potential net operating loss benefit.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax provisions that would require adjustments or disclosure in the Financial Statements to comply with the provisions of ASC Topic 740, Accounting for Uncertainty in Income Taxes.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2011 and 2010, the Company's net capital of $867,139 and $859,061, respectively, exceeded the minimum net capital requirement of $50,000 by

$817,139 and $809,061, respectively, and the Company's ratio of aggregate indebtedness ($11,303 and $14,166, respectively) to net capital was .01 to 1 and .02 to 1, respectively, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

There were no reconciling differences between the audited Net Capital and Net Capital computed pursuant to Rule 15c3-1 as reported in the Company's June 30, 2011 and June 30, 2010 FOCUS Reports.

NOTE 7 – SUBSEQUENT EVENTS

Management evaluated subsequent events through August 25, 2011 the date the financial statements were available to be issued. Events or transactions occurring after June 30, 2011 but prior to August 25, 2011 that provided additional evidence about conditions that existed at June 30, 2011 have been recognized in the financial statements for the year ended June 30, 2011.

SECU Brokerage Services, Inc.
Schedule I - Computation of Net Capital
At June 30, 2011 and 2010

		2011	2010
Stockholder's equity			
Common stock		$ 100,000	$ 100,000
Additional paid-in capital		840,000	840,000
Accumulated deficit		(48,250)	(48,110)
	Total stockholder's equity	891,750	891,890
Less:	Non allowable assets:		
	Receivable from related party	-0-	-0-
	Other asset	(55)	-0-
	Prepaid expenses	(5,556)	(13,829)
	Total	(5,611)	(13,829)
	Net capital before fidelity bond deductible	886,139	878,061
Less:	Fidelity bond deductible	(19,000)	(19,000)
Net Capital		867,139	859,061
Computation of net capital requirements			
Minimum net capital requirements:			
	6 2/3 percent of net aggregate indebtedness	754	944
	Minimum dollar net capital required	50,000	50,000
	Net capital required (greater of above)	50,000	50,000
Excess net capital		$ 817,139	$ 809,061
Percentage of aggregate indebtedness to net capital		0.01 : 1	0.02 : 1

Note: There are no differences between the net capital calculation under SEC Rule 15c3-1 shown above and the June 30, 2011 and June 30, 2010 unaudited FOCUS report Part IIA.

SECU Brokerage Services, Inc.
Schedule II – Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

A computation of reserve requirements is not applicable to SECU Brokerage Services, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii). This rule exempts broker/dealers who clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.

SECU Brokerage Services, Inc.
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3

Information relating to possession or control requirements is not applicable to SECU Brokerage Services, Inc. as the Company qualifies for an exemption under Rule 15c3-3 (k)(2)(ii). This rule exempts broker/dealers who clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.

SECU Brokerage Services, Inc.
Report of Independent Accountants
on Internal Control
as Required by SEC Rule 17a-5
For the Years Ended June 30, 2011 and 2010

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Report of Independent Accountants on Internal Control as Required by SEC Rule 17a-5

To the Board of Directors
SECU Brokerage Services, Inc.
Raleigh, North Carolina

In planning and performing our audit of the financial statements of SECU Brokerage Services, Inc. (the Company) as of and for the year ended June 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Raleigh, North Carolina
August 25, 2011